Exhibit 10.1

INTERNATIONAL PAPER COMPANY

EXECUTIVE SEVERANCE PLAN

1. Purpose. The purpose of this International Paper Company Executive Severance Plan (this “Plan”) is to provide certain employees of International Paper Company (the “Company”) payments and benefits upon certain terminations of employment on the terms and subject to the conditions set forth herein and in the Participation Agreement, attached hereto as Appendix A. This document is intended to serve as the Plan document and summary plan description for this Plan.

2. Definitions. Any initial capitalized term that is used but not otherwise defined in this Plan has the meaning set forth below:

(a) “Annual Incentive Plan” means the applicable annual incentive plan of the Company in effect as of a Participant’s Termination Date.

(b) “Base Salary” means the annual base rate of compensation payable to a Participant as of the Termination Date (or, in the case of a Qualified Termination for Good Reason, as of the date immediately prior to the reduction in Base Salary giving rise to such Good Reason) and does not include variable forms of compensation, including, without limitation, overtime or premium pay, bonuses, short- or long-term incentive compensation, commissions, expense or expense allowances, pay differential or compensation recognized in connection with any form of equity or equity-based awards.

(c) “Cause” has the meaning assigned such term in the Participant’s employment or similar agreement, if any; provided, however, that, if there is no such agreement in which such term is defined, “Cause” shall mean:

(i) The Participant’s willful and continued failure substantially to perform such Participant’s duties with the Company (other than any such failure resulting from the Participant’s incapacity due to physical or mental illness or any such actual or anticipated failure resulting from termination by the Participant for Good Reason) after a written demand for substantial performance is delivered to the Participant by the Board, which demand specifically identifies the manner in which the Committee (or its delegate) believes that the Participant has not substantially performed the Participant’s duties;

(ii) The Participant’s conviction of or plea of nolo contendere with respect to a felony; or

(iii) The Participant’s willful engaging in conduct which is demonstrably and materially injurious to the Company, whether monetarily or otherwise.

For purposes of this Section 2(c), no act, or failure to act, on the Participant’s part will be considered “willful” unless it is done, or omitted to be done, by the Participant in bad faith or without the Participant’s reasonable belief that such action or omission was in the best interests of the Company and its affiliates. Any act, or failure to act, on the Participant’s part based upon authority given pursuant to a resolution duly adopted by the Board of Directors (the “Board”) or, if the Company is not the ultimate parent entity of the Company and is not publicly traded, the board of directors (or, for a non-corporate entity, equivalent governing body) of the ultimate parent of the Company or based upon the Participant’s good faith reliance on the advice of counsel for the Company and its affiliates will be conclusively presumed to be done, or omitted to be done, by the Participant in good faith and in the best interests of the Company and its affiliates.

(d) “Change in Control” means the occurrence of any of the following:

(i) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any Person becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of the Company’s voting stock representing thirty percent (30%) or more of the voting power of the Company’s outstanding voting stock; provided, however, that an employee of the Company or any of its subsidiaries for whom shares are held under an employee stock ownership, employee retirement, employee savings or similar plan and whose shares are voted in accordance with the instructions of such employee shall not be a member of a “group” (as that term is used in Section 13(d)(3) of the Exchange Act) solely because such employee’s shares are held by a trustee under said plan;

(ii) during any period of two (2) consecutive years, individuals who at the beginning of such period constitute members of the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority thereof, provided that for purposes of this clause (ii) each new director elected, or nominated for election by the Company’s shareholders, during such period by a vote of at least two-thirds (2⁄3) of the Incumbent Directors then in office shall be treated as an Incumbent Director; provided, however, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person or entity other than the Board shall not be considered an Incumbent Director;

(iii) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the Company’s outstanding voting stock or voting stock of such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Company’s voting stock outstanding immediately prior to such transaction constitutes, or is converted into or exchanged for, voting stock representing more than fifty percent (50%) of the voting power of the voting stock of the surviving Person immediately after giving effect to such transaction;

(iv) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its subsidiaries taken as a whole to any Person other than to the Company or one of its subsidiaries; or

(v) the shareholders of the Company approve a complete liquidation or dissolution of the Company.

(e) “Code” means the Internal Revenue Code of 1986, as amended.

(f) “Company Group” means the Company and its subsidiaries.

(g) “Continuation Period” means (i) for each Tier I Participant, two (2) years, (ii) for each Tier II Participant, one and a half (1.5) years and (iii) for each Tier III Participant, one (1) year.

(h) “Equity Awards” means outstanding awards of performance stock units and restricted stock units granted under the International Paper Company 2024 Long-Term Incentive Compensation Plan, as may be amended from time to time, and any successor plan thereto. Treatment of Equity Awards shall be in accordance with the administrative guidelines for the Company’s incentive compensation programs and, if applicable, the Participant’s individual offer letter, employment agreement, equity award agreement or other similar agreement pursuant to which the Participant was granted the Equity Awards.

(i) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(j) “Good Reason” has the meaning assigned such term in the Participant’s employment or similar agreement, if any; provided, however, that, if there is no such agreement in which such term is defined, “Good Reason” shall mean a Participant’s resignation due to:

(i) the assignment to the Participant of any duties with the Company (or with a successor or affiliated company) inconsistent with the Participant’s role, or a substantial adverse alteration in the nature or status of the Participant’s responsibilities;

(ii) a material reduction in the Participant’s annual base salary as in effect from time to time;

(iii) the Company’s requiring the Participant to be based at a new place of work more than fifty (50) miles from the Participant’s then-current place of work, except for required travel on the Company’s business; or

(iv) any other material breach of the Company’s obligations to the Participant under the Participant’s employment or similar agreement, if any, with the Company,

provided, however, that the actions in (i) through (iv) above will not be considered Good Reason unless the Participant shall describe the basis for the occurrence of the Good Reason event in reasonable detail in a notice of termination provided to the Company in writing within ninety (90) days of the Participant’s knowledge of the actions giving rise to the Good Reason, and the Company has failed to cure such actions within thirty (30) days of receiving such notice of termination (and if the Company does effect a cure within that period, such notice of termination shall be ineffective).

If a Participant remains employed with the Company Group for more than ninety (90) days after the occurrence of an event described in this Section (j) without providing the notice of termination described in the preceding paragraph, then the Participant shall be deemed to have consented to such event and the Participant shall not be eligible for a Severance Payment under this Plan as a result of that event and shall be deemed to have waived all rights in regard to such event.

(k) “Participation Agreement” means a fully executed written agreement between the Company and the Participant setting forth the specific terms and conditions of such Participant’s participation in this Plan and substantially in the form attached hereto as Appendix A - “Form of Participation Agreement”.

(l) “Person” means any individual or legal entity, including any “group” within the meaning of Section 14(d)(2) of the Exchange Act.

(m) “Plan Administrator” means the Management Development and Compensation Committee of the Company.

(n) “Pro-Rata Bonus” means a bonus under the Annual Incentive Plan for the year in which the Termination Date occurs, based upon the number of months of employment during the Plan Year in which the Participant worked fifteen (15) days or more that is earned based on the current plan year administrative guidelines for the Company’s Annual Incentive Plan.

(o) “Qualifying Termination” means a termination of the Participant’s employment with the Company Group without Cause or by the Participant for Good Reason.

(p) “Restrictive Covenants Agreement” shall mean the Non-Compete and Non-Solicitation Agreement or similar agreement entered into between a Participant and any member of the Company Group.

(q) “Termination Date” shall mean the date following a Participant’s last day worked.

(r) “Tier I Participant” means any Participant who is the Chief Executive Officer of the Company.

(s) “Tier II Participant” means any Participant who is (i) a Board-appointed executive officer of the Company other than the Chief Executive Officer, (ii) a senior vice president of the Company or (iii) a group vice president of the Company.

(t) “Tier III Participant” means any Participant who is designated as an officer of the Company who is not a Tier I Participant or a Tier II Participant.

(u) “Total Cash Compensation” means the sum of a Participant’s (i) annual base salary and (ii) target bonus under the Annual Incentive Plan.

3. Participation. Participation in this Plan will be limited to employees of the Company who (a) are designated by the Management Development and Compensation Committee (the “Committee”) of the Board, or its delegate, from time to time and (b) who have signed and delivered to the Company, within the time set by the Company, a Participation Agreement (each, a “Participant”). An employee designated by the Committee as a Participant in this Plan will begin participating in this Plan effective upon such Participant’s execution and return of the Participation Agreement, even if the Participation Agreement is executed thereafter (or is never executed) by the Company.

4. Administration. The Committee will administer this Plan; provided, however, that nothing herein shall limit the authority of the Board with respect to its right to review and approve, in the discretion of the Board, any decisions made with respect to the Tier I Participant or Tier II Participants, or its discretion to otherwise administer this Plan, in which case the term “Committee” shall refer to the Board.

5. Powers of the Committee. The Committee shall have all powers necessary to enable it properly to carry out its duties with respect to the complete control of the administration of this Plan. Not in limitation, but in amplification of the foregoing, the Committee shall have the power and authority in its discretion to (a) construe this Plan to determine all questions that shall arise as to interpretations of this Plan’s provisions, (b) determine which individuals are and are not Participants and designate an individual as a Tier I Participant, Tier II Participant or a Tier III Participant, (c) determine the benefits to which any Participant may be entitled, (d) determine the eligibility requirements for participation in this Plan, (e) adopt amendments to this Plan which are deemed necessary or desirable to comply with all applicable laws and regulations, including but not limited to Section 409A of the Code and the regulations and guidance thereunder (“Section 409A”), (f) make all determinations it deems advisable for the administration of this Plan, including the authority and ability to delegate administrative functions to a third party, (g) decide all disputes arising in connection with this Plan and (h) otherwise supervise the administration of this Plan. All decisions and interpretations of the Committee shall be binding on all Persons, including the Company and the Participant. The Committee, in its discretion, may delegate its administrative duties and responsibilities to an Administrative Committee or other third party, who shall be appointed by and serve at the pleasure of the Committee.

6. Termination Benefits Generally. In the event a Participant’s employment with any member of the Company Group is terminated for any reason, the Company shall pay or provide to such Participant any earned but unpaid salary, unpaid expense reimbursements in accordance with Company policy, if any, and any accrued but unused vacation or leave entitlement (collectively, the “Accrued Benefits”), within sixty (60) days after the Termination Date or as otherwise required by law.

7. Qualifying Termination not in Connection with a Change in Control. In the event of a Participant’s Qualifying Termination, subject to Section 10 and the terms of such Participant’s Participation Agreement, upon the Participant’s execution of a valid and irrevocable release of claims in the form provided by the Company (a “Release”) that becomes irrevocable not later than the sixtieth (60th) calendar day following the Termination Date and subject to the Participant’s compliance with the terms and conditions of such Participant’s Participation Agreement, the Participant will be entitled to receive the following payments and benefits (collectively, the “Severance Benefits”).

(a) A lump sum cash payment, payable as soon as administratively feasible following the Termination Date, equal to:

(i) for the Tier I Participant, two (2) times such Tier I Participant’s Total Cash Compensation;

(ii) for each Tier II Participant, one and a half (1.5) times such Tier II Participant’s Total Cash Compensation; and

(iii) for each Tier III Participant, the greater of (A) two (2) weeks of Base Salary for each year or partial year of service and (B) one (1) times such Tier II Participant’s Total Cash Compensation.

(b) Any earned but unpaid bonus in respect of the most-recent bonus performance period under the Annual Incentive Plan ending prior to the Termination Date, payable (i) for the Tier I Participant, when such bonuses are paid to active employees of the Company under the Annual Incentive Plan or, if later, on the effective date of the Release and (ii) for each Tier II Participant and Tier III Participant, as soon as administratively feasible following the applicable Termination Date (but no earlier than the effective date of the Release).

(c) The Pro-Rata Bonus payable in accordance with the current plan year administrative guidelines for the Company’s Annual Incentive Plan.

(d) Any unvested and outstanding Equity Awards shall paid in accordance with the administrative guidelines for the Company’s incentive compensation programs and, if applicable, the Participant’s individual offer letter, employment agreement, equity award agreement or other similar agreement pursuant to which the Participant was granted the Equity Awards.

(e) If the Participant was participating in the Company Group’s group health plan immediately prior to the Termination Date and elects COBRA health continuation, then the Company shall (on an after-tax basis so that Participant is responsible for applicable income, FICA, payroll, etc. taxes thereon) pay full premium to the COBRA provider directly or pay to the Participant a monthly cash payment in an amount equal to the monthly premium until the end of the applicable Continuation Period.

(f) An opportunity to participate in an outplacement program designated by the Company in its sole discretion for a period of twelve (12) months, with a maximum cash value equal to (i) for the Tier I Participants, seventy-five thousand dollars ($75,000), (ii) for each Tier II Participant, forty thousand dollars ($40,000) and (iii) for each Tier III Participant, twenty-five thousand dollars ($25,000).

8. Qualifying Termination in Connection with a Change in Control. Notwithstanding anything to the contrary herein, in the event of a Participant’s Qualifying Termination that occurs in connection with a Change in Control (and in the case of a Qualifying Termination for Good Reason, any such termination that occurs within the one (1)-year period following the Change in Control), such Participant shall be entitled only to the payments and benefits set forth in such Participant’s Change-in-Control Agreement with the Company. If the Participant has not executed a Change-in-Control Agreement, such Participant shall be entitled only to the Severance Benefits.

9. Participation Agreement. If a Participant materially breaches any material provision of the Participation Agreement or the Release, subject to written notice and an opportunity to cure such breach, if such breach is reasonably capable of cure, no later than thirty (30) days following the Participant’s receipt of such notice, the Committee may require that the Participant forfeit any unpaid portion of the Severance Benefits.

10. Clawback of Severance Benefits. The Severance Benefits shall be subject to recoupment or clawback as may be required by applicable law or listing standards or as set forth in any compensation adjustment, recoupment or clawback policy of the Company as may be in effect at such time, including, without limitation, (a) the International Paper Company Clawback Policy, as may be amended from time to time, (b) the administrative guidelines for the Company’s incentive compensation programs, as may be amended from time to time and (c) the Restrictive Covenant Agreement(s).

11. Restrictive Covenants. As a condition to participating in, and receiving benefits under, this Plan, each Participant shall continue to comply with the terms and conditions contained in the Restrictive Covenants Agreement(s) and any such other agreement(s) as designated in the applicable Participation Agreement. If a Participant has not entered into a Restrictive Covenants Agreement, such Participant shall enter into such agreement prior to participating in this Plan. In the event that a Participant materially breaches the terms of the Restrictive Covenants Agreement, the Participant shall not be entitled to any further payments or benefits under this Plan and the Participant may (in the discretion of the Committee) be obligated to repay any amounts previously paid under this Plan.

12. Tax Matters.

(a) The payments and benefits provided under this Plan will be subject to all applicable federal, state and other governmental withholdings.

(b) It is the intention that the Severance Benefits provided pursuant to this Plan do not constitute “nonqualified deferred compensation” within the meaning of Section 409A and that to the greatest extent possible this Plan be construed and applied consistent with that intent. Any reference to a termination of employment for purposes of this Plan means a “separation from service” within the meaning of Section 409A. If, at the time of the Participant’s termination of employment, the Participant is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, as determined under the Company’s previously established methodology for determining specified employees, the Participant will not be entitled to any payments or benefits the right to which provides for a “deferral of compensation” within the meaning of Section 409A, and whose payment or provision is triggered by the termination of the Participant’s employment (whether such payments or benefits are provided to the Participant under this Plan or under any other plan, program or arrangement of the Company Group), until the date which is the first business day following the six-month anniversary of the Participant’s Termination Date, at which time such delayed payments will be paid to the Participant in a lump sum; provided, however, that a payment delayed pursuant to this Section 12(b) will commence earlier in the event of the Participant’s death prior to the six-month anniversary of the Participant’s Termination Date.

(c) Notwithstanding any provision in this Plan to the contrary, (i) if a Participant was a party to a prior agreement or arrangement providing for the payment of any amount that would constitute “nonqualified deferred compensation” within the meaning of Section 409A upon a “separation from service” within the meaning of Section 409A, then to the extent necessary to comply with Section 409A, any payments made to such Participant pursuant to this Plan will be made in the same time and in the same form as provided in such other agreement or arrangement and (ii) if the Committee or any Participant in good faith believes that any provision of this Plan contravenes any regulations or guidance promulgated under Section 409A or would cause any Person to be subject to additional taxes, interest or penalties under Section 409A, then the Committee and the Participant shall in good faith discuss modifications to this Plan and/or such Participant’s Participation Agreement and attempt to modify such provision in any manner the Committee in good faith deems reasonable or necessary in order to mitigate or eliminate such taxes, interest or penalties. In making such modifications the Committee and the Participant must reasonably attempt to maintain the original economic intent of the applicable provision without contravening the provisions of Section 409A to the maximum extent practicable.

(d) If any reimbursements or in-kind benefits provided by the Company pursuant to this Plan would constitute “nonqualified deferred compensation” within the meaning of Section 409A, such reimbursements or in-kind benefits will be subject to the following rules: (i) the amounts to be reimbursed, or the in-kind benefits to be provided, will be determined pursuant to the terms of the applicable benefit plan, policy or agreement and will be limited to the Participant’s lifetime and the lifetime of the Participant’s eligible dependents, (ii) the amounts eligible for reimbursement, or the in-kind benefits provided, during any calendar year may not affect the expenses eligible for reimbursement, or the in-kind benefits provided, in any other calendar year, (iii) any reimbursement of an eligible expense will be made on or before the last day of the calendar year following the calendar year in which the expense was incurred and (iv) the Participant’s right to an in-kind benefit or reimbursement is not subject to liquidation or exchange for cash or another benefit.

(e) For purposes of Section 409A, each payment under this Plan will be considered a separate payment and not one of a series of payments. In no event may the Participant designate the calendar year of any payment to be made under this Plan that is considered “nonqualified deferred compensation” that is subject to Section 409A. In the event that the period beginning on the date of a Participant’s Qualifying Termination and ending on the sixtieth (60th) day after the date of a Participant’s Qualifying Termination begins in one taxable year of the Participant and ends in a second taxable year of the Participant, then to the extent necessary to comply with Section 409A, the payments that would have otherwise been made pursuant to this Plan in the first taxable year will not be made until the second taxable year.

13. Mandatory Reduction of Payment in Certain Events.

(a) Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by the Company to the Participant or for such Participant’s benefit (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (a “Payment”) would be subject to the excise tax (the “Excise Tax”) imposed by Section 4999 of the Code, then, prior to the making of any Payment to the Participant, a calculation shall be made comparing (i) the net benefit to the Participant of the Payment after such Participant’s liability for the Excise Tax to (ii) the net benefit to the Participant if the Payment had been limited to the extent necessary to avoid being subject to the Excise Tax. If the amount calculated under (i) above is less than the amount calculated under (ii) above, then the Payment shall be limited to the extent necessary to avoid being subject to the Excise Tax (the “Reduced Amount”). The reduction of the Payments due hereunder, if applicable, shall be made in such a manner as to maximize the economic value of all Payments made to the Participant, determined by the Accounting Firm (as defined in Section 13(b) below) as of the date of the Change in Control using the discount rate required by Section 280G(d)(4) of the Code.

(b) The determination of whether an Excise Tax would be imposed, the amount of such Excise Tax, and the calculation of the amounts referred to in Section 13(a)(i) and (ii) above shall be made by an independent, nationally recognized accounting firm or other nationally recognized entity that regularly performs such calculations for large publicly traded companies (the “Accounting Firm”) which shall provide detailed supporting calculations. Any determination by the Accounting Firm shall be binding upon the Participant and the Company. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that (i) Payments to which the Participant was entitled, but did not receive pursuant to Section 13(a), could have been made without the imposition of the Excise Tax (the amount of such erroneously forgone Payments, collectively the “Underpayment”) or (ii) Payments that the Participant did receive resulted in total Payments in excess of the Reduced Amount (the amount of such erroneously paid Payments, collectively the “Overpayment”). In such event, the Accounting Firm shall determine the amount of any Underpayment or Overpayment that has occurred. Any such Underpayment shall be promptly paid by the Company to the Participant or for the Participant’s benefit, but no later than December 31st of the year in which the Underpayment is determined. The amount of any Overpayment shall be promptly repaid by the Participant to the Company, with interest at the applicable federal rate from the date of the erroneous Payment to the date the Overpayment is repaid, within thirty (30) days following the date that the Participant is notified by the Accounting Firm of the amount of the Overpayment; provided that, if the Participant’s employment has not then terminated, the Company may alternatively make appropriate adjustments to the Participant’s on-going compensation, to the extent permitted in a manner consistent with Section 409A, to address such Overpayment.

(c) In the event that the provisions of Code Section 280G and 4999 or any successor provisions are repealed without succession, this Section 13 shall be of no further force or effect.

14. Notices. For the purposes of this Plan, notices and all other communications provided for in the Participation Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States certified mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the first page of the Participation Agreement; provided that all notices to the Company shall be directed to the attention of the Senior Vice President, Chief People & Strategy Officer of the Company, with a copy to the Senior Vice President, General Counsel and Corporate Secretary of the Company, or to such address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

15. Amendments; Termination. No employee or representative of the Company or any of its affiliates is authorized to modify, add to or subtract from these terms and conditions, except in accordance with this Section 15. Subject to Section 12(c) above, and except to the extent prohibited in a Participant’s Participation Agreement, the Committee may amend or terminate this Plan at any time, including by amending the eligibility to participate in this Plan, except that this Plan may not be amended or terminated in a manner adverse to Participants as of the date of the amendment or termination without six (6) months’ advance written notice of such amendment or termination. Notwithstanding the foregoing, if a definitive agreement with respect to a transaction the consummation of which would result in a Change in Control (a “Transaction Agreement”) is executed while this Plan is in effect, this Plan will continue in full force and effect at least until the earlier to occur of (a) the termination of the Transaction Agreement without consummation of the transactions contemplated thereby and (b) the date that is one (1) year following the closing of the Change in Control resulting from the Transaction Agreement, and, following such Change in Control, will not terminate or expire until after all Participants who become entitled to any payments or benefits hereunder will have received such payments and benefits in full.

16. Effective Date. This Plan is effective as of February 11, 2025 (the “Effective Date”).

17. Miscellaneous Provisions.

(a) Non-Duplication of Benefits. Notwithstanding any other provision in this Plan to the contrary, the Severance Benefits shall be in lieu of any severance or termination payments which might otherwise be payable under any other severance programs or policy or practice of the Company other than those set out as part of any of the Company’s short- or long-term incentive plans, performance plans, stock option plans, recognition or retention awards and retirement or supplemental retirement plans. Without limiting the generality of the foregoing, the Severance Benefits shall not duplicate any benefits provided under different bodies of law or jurisdictions outside the United States. For the avoidance of doubt, the Severance Benefits are in addition to any Accrued Benefits.

(b) Non-Waiver of Rights and Breaches. No failure or delay of the Company or a Participant in the exercise of any right given to the Company or the Participant under this Plan will constitute a waiver unless the time specified for the exercise of such right has expired. No single or partial exercise of any right will prevent the further exercise of such right or the exercise of any other or additional rights. The waiver by the Company or the Participant of any default of the Participant or the Company, as applicable, will not be deemed to be a waiver of any subsequent default or other default by the Participant, as applicable.

(c) No Contract of Employment. Nothing in this Plan shall be construed as giving any Participant any right to be retained in the employ of the Company or shall affect the terms and conditions of a Participant’s employment with the Company other than as explicitly set forth herein.

(d) Successors and Assigns. The rights and obligations of the Company under this Plan will inure to the benefit of, and will be binding on, the Company and its successors and assigns, and the rights and obligations (other than obligations to perform services) of the Participant under this Plan will inure to the benefit of, and will be binding upon, the Participant and the Participant’s heirs, personal representatives and assigns.

(e) Governing Law. The provisions of this Plan will be governed by and construed in accordance with the laws of the State of Tennessee applicable to contracts made in and to be performed exclusively within the State of Tennessee, notwithstanding any conflict of laws provision to the contrary.

(f) Complete Rights. This Plan and the Participant’s applicable Participation Agreement define the Participant’s sole rights with respect to the rights covered thereby but do not affect an applicable equity incentive plan or award agreement governing a Participant’s outstanding equity awards. In the event of a conflict between any provision of this Plan and any provision of a Participant’s Participation Agreement, the provisions of such Participant’s Participation Agreement will prevail.

(g) Claims Procedures.

(i) Any Participant or other Person, or the duly authorized representative of such individual, shall be entitled to file a written claim for benefits under this Plan. The right of any Participant or other Person claiming a benefit under this Plan shall be initially determined by the Plan Administrator or their appointed agent within ninety (90) days of the receipt of the claim. If special circumstances require an extension of time for processing the claim, the Plan Administrator shall give a written notice of the required extension to the claimant by mail or delivery, prior to the expiration of the initial ninety (90)-day period. The notice shall indicate the circumstances requiring the extension and the date by which the Plan Administrator expects to render a decision. In no event may the extension exceed ninety (90) days from the end of the initial ninety (90)-day period.

Any partial or total denial by the Plan Administrator of a claim for benefits under this Plan shall be stated in writing and mailed or delivered to the claimant. Such notice of denial shall (A) set forth the specific reason(s) for the denial, (B) make reference to the specific provisions of this Plan on which the denial is based, (C) include a description of any additional material or information necessary to perfect the claim with an explanation of why such material or information is necessary and (D) provide a description of the procedure for appeal of the denied claim, including a statement of the claimant’s right to bring a civil action under Section 502(a) of ERISA following an adverse benefit determination on appeal.

(ii) A claimant or a duly authorized representative of said claimant may (A) request a review of a denied claim by written request to the Plan Administrator, (B) submit written comments, documents, records and other information relating to the claim for benefits, and (C) upon reasonable request and free of charge, have reasonable access to, and copies of, all documents, records and other information relevant to the claimant’s claim for benefits. A claimant’s request for review shall be filed with the Plan Administrator within sixty (60) days after receipt by the claimant of the notice of claim denial.

Within sixty (60) days after receipt of a request for review of a denied claim, the Plan Administrator shall make a determination. If special circumstances require an extension of time for processing the review of the denied claim, the Plan Administrator shall give a written notice of the required extension to the claimant by mail or delivery, prior to the expiration of the initial sixty (60)-day period. The notice shall indicate the circumstances requiring the extension and the date by which the Plan Administrator expects to render a decision. In no event may the extension exceed sixty (60) days from the end of the initial sixty (60)-day period.

(iii) Notwithstanding anything to the contrary in this Section 17(g), if the Committee serves as Plan Administrator and holds regularly scheduled meetings at least quarterly, the sixty (60)-day period above shall not apply. Except with respect to any claims based on disability (in which case the ERISA claims procedures applicable to disability claims and reviews shall apply), the Committee shall instead make a determination no later than the date of the meeting of the Committee that immediately follows this Plan’s receipt of a request for review, unless the request for review is filed within thirty (30) days preceding the date of such meeting. In that case, a determination shall be made no later than the date of the second meeting following this Plan’s receipt of the request for review. If special circumstances require a further extension of time for processing, a determination shall be rendered not later than the third meeting of the Committee following this Plan’s receipt of the request for review. If such an extension of time for review is required because of special circumstances, the Plan Administrator shall provide the Participant with written notice of the extension, describing the special circumstances and the date as of which the determination will be made, prior to the commencement of the extension. The Plan Administrator shall notify the Participant of the determination as soon as possible, but not later than five (5) days after the determination is made.

(iv) The review of a denied claim will take into account all comments, documents, records and other information that the claimant submitted relating to the claim, without regard to whether such information was submitted or considered in the initial denial of the claim. Any decision by the Plan Administrator shall be written in a manner calculated to be understood by the claimant. Such decision shall be final and binding upon the Person claiming an interest in this Plan. The Plan Administrator’s decision on review will be communicated to the Participant in writing and will clearly: (A) state the specific reason(s) for any denial of the Participant’s claim; (B) reference the specific Plan provision(s) on which any denial is based; (C) include a statement that the Participant is permitted to receive, upon request and free of charge, reasonable access to, and copies of, this Plan and all documents, records, and other information relevant to the Participant’s claim for benefits; and (D) describe the Participant’s right to bring an action under Section 502(a) of ERISA.

(h) Unfunded Plan. This Plan is intended to be an unfunded plan that is maintained primarily to provide severance compensation and benefits to a select group of “management or highly compensated employees” within the meaning of Sections 201, 301, and 401 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and therefore to be exempt from the provisions of Parts 2, 3, and 4 of Title I of ERISA and, with respect to Part 1 of Title I of ERISA, subject only to the limited reporting and disclosure obligations described in 29 CFR 2520.104-23 and 29 CFR 2520.104-24, as applicable.

(i) No Mitigation. Participants are not required to seek other employment or to attempt in any way to reduce any amounts payable under this Plan, and except with respect to the payments set forth in Section 7(e) above, payments and benefits under this Plan shall not be reduced or offset on account of compensation or benefits a Participant earns from future employment or service with an employer other than the Company.

18. ERISA Rights.

(a) To the extent applicable after application of 29 CFR 2520.104-23 and/or 29 CFR 2520.104-24, Participants in this Plan are entitled to certain rights under ERISA, including:

(i) The right to examine, without charge, all documents governing this Plan, including, if applicable, a copy of the latest annual report (Form 5500 Series) filed by this Plan with the U.S. Department of Labor; and

(ii) The right to obtain, upon written request to the Committee, copies of documents governing the operation of this Plan, including the updated plan document, as applicable, summary plan description and latest annual report (Form 5500 Series). A reasonable charge may be assessed for such copies.

(b) If a Participant’s claim for a benefit is denied in whole or in part, the Participant must receive a written explanation of the reason for the denial. The Participant will have the right to have an appropriate review and reconsideration of the Participant’s claim, as outlined above.

(c) Under ERISA, there are steps that a Participant can take to enforce the above rights. For instance, if a Participant requests materials from the Committee and does not receive them within thirty (30) days, the Participant may file suit in a Federal court. In such a case, the court may require the Committee to provide the materials and pay the Participant up to $110 a day until the Participant receives the materials, unless the materials were not sent because of reasons beyond the control of the Committee. If the Participant has a claim for benefits which is denied or ignored, in whole or in part, the Participant may file suit in a state or Federal court.

(d) If it should happen that a Participant is discriminated against for asserting the Participant’s rights, the Participant may seek assistance from the U.S. Department of Labor or file suit in a Federal court. The court will decide who should pay court costs and legal fees. If the Participant is successful, the court may order the Person sued by the Participant to pay these costs and fees. If the Participant loses, the court may order the Participant to pay these costs and fees, for example, if it finds the Participant’s claim is frivolous.

(e) If any Participant has any questions about this Plan, the Participant should contact the Committee. If any Participant has any questions about this statement or about the Participant’s rights under ERISA, the Participant should contact the nearest office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in the telephone directory, or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

19. ERISA Plan Information.

Official Name of the Plan:	International Paper Company Executive Severance Plan

Plan Sponsor:	International Paper Company
6400 Poplar Avenue
Memphis, Tennessee 38197
(901) 419-9000

Employer Identification Number (EIN):	13-0872805

Type of Plan:	Employee Welfare Benefit Plan – Severance

Plan Year:	Calendar Year ending on December 31

Type of Administration:	Employer Administered

Funding:	No special or separate fund will be required to be established or other segregation of assets required to be made to assure payment. No Participant or other Person will have under any circumstances any interest in any particular property or assets of the Company as a result of participating in this Plan.

Plan Administrator:	Management Development and Compensation Committee of International Paper Company 6400 Poplar Avenue Memphis, Tennessee 38197 (901) 419-9000

Agent for Service of Legal Process:	International Paper Company
6400 Poplar Avenue
Memphis, Tennessee 38197
(901) 419-9000
Attention: General Counsel

APPENDIX A

FORM OF PARTICIPATION AGREEMENT

This Participation Agreement (the “Agreement”), dated [#DATE#], is by and between International Paper Company (the “Company”) and the individual identified on the signature page as the Participant (the “Participant”). Capitalized terms used but not defined herein have the meanings set forth in the International Paper Company Executive Severance Plan, as may be amended or amended and restated from time to time (the “Plan”).

RECITALS

WHEREAS, the Participant is presently employed as the [#TITLE#] of the Company; and

WHEREAS, the Company considers the establishment and maintenance of a sound and vital management team to be essential to protecting and enhancing the best interests of the Company and its stockholders; and

WHEREAS, the Committee has determined that it is in the best interests of the Company and its stockholders to secure the Participant’s continued services and to protect the Participant in the case of certain terminations of the Participant’s employment; and

WHEREAS, the Company and the Participant have determined that it is in their respective best interests to enter into this Agreement on the terms and conditions as set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree to the terms and conditions of the Plan and this Agreement.

1. Participation in the Plan. As of the Effective Date, the Participant shall be a “Tier [I][II][III] Participant” in the Plan for all purposes thereunder. Subject to the terms and conditions of the Plan, the Participant shall be eligible to receive the Severance Benefits as a Tier [I][II][III] Participant as set forth in the Plan. The Participant hereby acknowledges that he/she has received a copy of the Plan and that the Participant has read, reviewed and understood the requirements and terms contained within the Plan.

2. Certain Differences. Notwithstanding any provision in the Plan to the contrary:

(a) [Reserved.]

3. Conditions for Receipt of Severance Benefits. The Participant acknowledges and agrees that the Participant’s receipt of the Severance Benefits is contingent upon (a) the Participant’s compliance with the terms and conditions of (i) that certain Non-Compete and Non-Solicitation Agreement, dated [#DATE#] by and between the Participant and the Company and (ii) any other agreement by and between the Participant and the Company and any other restrictive covenant to which the Participant is subject with respect to the Company Group and (b) the Participant’s timely execution and non-revocation of the Release.

4. Certain Acknowledgements. The Participant acknowledges and agrees that (a) participation in the Plan is entirely discretionary, (b) the Plan does not change or alter the nature or status of the Participant’s employment relationship with the Company Group, (c) any rights the Participant may have under the Plan are not pensionable and (d) the Participant’s Severance Benefits may be subject to forfeiture, clawback and/or recoupment pursuant to Sections 9, 10 and 11 of the Plan.

5. Complete Agreement. By signing this Agreement and participating in the Plan, the Participant acknowledges and agrees that the Plan and this Agreement supersede and replace any severance benefit plan, policy or practice previously maintained by the Company or any of its affiliates that may have been applicable to the Participant (including without limitation the International Paper Company Salaried Severance Plan) and any severance benefits under any individually negotiated employment agreement or offer letter agreement between the Participant and the Company or any of its affiliates, as may be amended from time to time, including without limitation the offer letter agreement between the Participant and the Company, dated [#DATE#], as amended from time to time, other than any Change-in-Control Agreement the Participant may have with the Company.

6. Injunctive Relief. Without limiting the remedies available to the Company, the Participant acknowledges that a breach of any of the covenants contained in this Agreement may result in irreparable injury to the Company for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Company will be entitled to seek a temporary restraining order or a preliminary or permanent injunction restraining the Participant from engaging in activities prohibited by this Agreement or such other relief as may be required to specifically enforce any of the covenants in this Agreement.

7. Counterparts. This Agreement may be executed in separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Agreement. Signatures transmitted via facsimile or PDF will be deemed the equivalent of originals.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, and the Company and the Participant have executed this Agreement on the date noted next to the Participant’s signature.

INTERNATIONAL PAPER COMPANY

By:
Name:
Title:

PARTICIPANT

Name:

Date: